SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                      AFFIRMATIVE INSURANCE HOLDINGS, INC.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    008272106
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                             J. Christopher Flowers
                           Affirmative Investment LLC
                          717 Fifth Avenue, 26th Floor
                            New York, New York 10022
                            Telephone: (212) 404-6800
                            Facsimile: (212) 404-6899
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 August 30, 2005
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Affirmative Investment LLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Affirmative Associates LLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          J. Christopher Flowers
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          PF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          U.S. Citizen
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          New Affirmative LLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF, OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                 7.       Sole Voting Power

                          0
Number of        ---------------------------------------------------------------
Shares           8.       Shared Voting Power
Beneficially
Owned by                  7,860,927 (See Item 5)
Each             ---------------------------------------------------------------
Reporting        9.       Sole Dispositive Power
Person with
                          0
                 ---------------------------------------------------------------
                 10.      Shared Dispositive Power

                          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          7,860,927 (See Item 5)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          52.9% (See Item 5)
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

         This Statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 2 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2005 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2005 (the "First Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement or the First Amendment.

Item 4. Purpose of Transaction.

Item 4 is hereby supplementally amended as follows:

         On August 30, 2005, NAL consummated the transactions contemplated by the Vesta Stock Purchase Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby supplementally amended as follows:

         On August 30, 2005, pursuant to the Vesta Stock Purchase Agreement, NAL purchased 5,218,228 shares of Common Stock at $15.00 per share. As a result of the consummation of the Vesta Stock Purchase Agreement, the Reporting Persons beneficially own 7,860,927 shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement, dated August 31, 2005, by and among the Reporting Persons

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                            AFFIRMATIVE INVESTMENT LLC


                                            By: /s/ Avshalom Kalichstein
                                                --------------------------------
                                                Name:  Avshalom Kalichstein
                                                Title: Authorized Person


                                            AFFIRMATIVE ASSOCIATES LLC


                                            By: /s/ J. Christopher Flowers
                                                --------------------------------
                                                Name:  J. Christopher Flowers
                                                Title: Authorized Person


                                            J. CHRISTOPHER FLOWERS


                                            /s/ J. Christopher Flowers
                                            ------------------------------------


                                            NEW AFFIRMATIVE LLC


                                            By: /s/ Michael J. Ryan
                                                --------------------------------
                                                Name:  Michael J. Ryan
                                                Title: Authorized Person


                                            By: /s/ Avshalom Kalichstein
                                                --------------------------------
                                                Name:  Avshalom Kalichstein
                                                Title: Authorized Person



Dated: August 31, 2005

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Affirmative Insurance Holdings, Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of August, 2005.


AFFIRMATIVE INVESTMENT LLC

By: /s/ Avshalom Kalichstein
    --------------------------------------
    Name:  Avshalom Kalichstein
    Title: Authorized Person


AFFIRMATIVE ASSOCIATES LLC


By: /s/ J. Christopher Flowers
    ---------------------------------------
    Name:  J. Christopher Flowers
    Title: Authorized Person


J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers
--------------------------------------------


NEW AFFIRMATIVE LLC


By: /s/ Michael J. Ryan
    ---------------------------------------
    Name:  Michael J. Ryan
    Title: Authorized Person


By: /s/ Avshalom Kalichstein
    ---------------------------------------
    Name:  Avshalom Kalichstein
    Title: Authorized Person